Exhibit 12

WASHINGTON REAL ESTATE INVESTMENT TRUST
Computation of Ratios
(In thousands)

Earnings to fixed charges ratio:

		Three Months Ended December 31,		Year Ended December 31,
		2017		2017		2016		2015		2014		2013
Income (loss) from continuing operations		$2,337		$19,612		$119,288		$89,187		$5,070		$(193)
Additions:
Fixed charges:
Interest expense		11,900		47,534		53,126		59,546		59,785		63,573
Capitalized interest		288		964		668		658		2,142		1,236
		12,188		48,498		53,794		60,204		61,927		64,809
Deductions:
Capitalized interest		(288)		(964)		(668)		(658)		(2,142)		(1,236)
Net loss (income) attributable to noncontrolling interests		—		56		51		553		38		—
Adjusted earnings		$14,237		$67,202		$172,465		$149,286		$64,893		$63,380
Fixed charges (from above)		$12,188		$48,498		$53,794		$60,204		$61,927		$64,809
Ratio of earnings to fixed charges	(1)	1.17	(1)	1.39	(1)	3.21	(1)	2.48	(1)	1.05	(2)	0.98

(1) The earnings to fixed charges ratios for the three months ended December 31, 2017 and the years ended December 31, 2017, 2016, 2015 and 2014 include gains on sale of real estate of $24.9 million, $24.9 million, $101.7 million, $91.1 million and $0.6 million, respectively, classified as continuing operations. Prior to our adoption of Accounting Standards Update 2014-08 effective January 1, 2014, gains from the sale of real estate were classified as discontinued operations.
(2) Due to the loss from continuing operations, the ratio was less than 1:1. Washington REIT must generate additional earnings of $1.4 million to achieve a ratio of 1:1.